Exhibit 2

Harry Winston Diamond Corporation1

2008

Third Quarter Report
Nine Months Ended October 31, 2007

1Effective November 9, 2007 (formerly Aber Diamond Corporation)

Highlights

(All figures are in United States dollars unless otherwise indicated)

The Company achieved record consolidated sales for the second consecutive quarter, generating a 44% increase in gross margin and a 79% increase in consolidated earnings from operations over the comparable quarter of the prior year. Consolidated quarterly sales totalled $176.5 million with earnings from operations of $66.3 million compared to $145.2 million and $37.1 million, respectively, for the comparable quarter of the prior year.

Net earnings results for the quarter include the negative effects of a net $40.6 million foreign exchange loss, or $0.70 per share, compared to a $1.6 million foreign exchange loss, or $0.03 per share, in the comparable quarter of the prior year. The loss is a result of the 13% strengthening of the Canadian dollar relative to the US dollar during the quarter, which ended October 31, 2007. This loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability. Foreign exchange charges from the revaluation of the Canadian tax liability are not tax deductible, resulting in a quarterly income tax provision of $26.2 million against earnings before income taxes of $18.9 million. Consequently, a net loss of $7.4 million, or $0.13 per share, was incurred in the quarter compared to prior year net earnings of $18.8 million, or $0.32 per share.

The improvement in consolidated sales and earnings from operations was driven by the mining segment, which posted a 35% quarterly increase in sales to $122.7 million, and a 72% increase in earnings from operations to $70.0 million, compared to the same quarter of the prior year. Diamond production at the Diavik Mine, which is recorded on a quarterly calendar basis, increased by 10% to 1.25 million carats for the three months ended September 30, 2007, from 1.13 million carats for the comparable period of the prior year.

Third quarter sales of $53.8 million and a loss from operations of $3.6 million for Harry Winston’s retail segment were marginally weaker than the comparable quarter of last year, primarily due to the effect of volatility in the US financial markets and the business disruption resulting from a significant robbery at the Paris salon. The Company was fully insured for the inventory loss and expects to record a pre-tax gain of approximately $13 million in the fourth quarter reflecting the anticipated settlement of the insurance claim.

Rio Tinto Plc, the operator of the Diavik Diamond Mine, has approved a two-year capital program to complete the development of an underground mine which secures the future of the Diavik Project beyond 2020. With this new development plan in hand, Harry Winston is well advanced in extending its existing debt facilities which, together with cash flow from operations, will fund Harry Winston’s estimated additional $218 million contribution to complete this project having already contributed $77 million over the last year. To ensure prudent fiscal management it is the intention of the Board of Directors to continue to pay dividends of $0.05 per quarter during the construction period. The Board of Directors has, therefore, declared a dividend of $0.05 per share to be paid on January 21, 2008 to shareholders of record on December 28, 2007.

HARRY WINSTON DIAMOND CORPORATION

Management’s Discussion and Analysis

(all figures are in United States dollars unless otherwise indicated)
Prepared as of December 12, 2007

On November 9, 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation.

The following is management’s discussion and analysis ("MD&A") of the results of operations for Harry Winston Diamond Corporation ("Harry Winston Diamond Corporation", or the "Company") for the three and nine months ended October 31, 2007, and its financial position as at October 31, 2007. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and nine months ended October 31, 2007 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2007. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to "third quarter" refer to the three months ended October 31, 2007. Unless otherwise indicated, references to "international" for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to the current year’s presentation.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, the operation of the Geneva watch factory, estimated reserves and resources at, and production from, the Diavik Mine in 2007, potential improvements in grade and tonnage at the Diavik Mine, the expected life of the Diavik Mine, the timing of a revised resource statement, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the number and timing of expected rough diamond sales, projected sales growth and new store openings at Harry Winston, expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, world and US economic conditions, and the level of worldwide diamond production, the expected sales mix at Harry Winston’s retail segment, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in estimating Harry Winston Diamond Corporation’s projected share of the Diavik Mine capital expenditure requirements, Harry Winston Diamond Corporation has used a Canadian/US dollar exchange rate of $1.00, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, potential improvements in grade and tonnage at the Diavik Mine, future mining activity and mine plans and future rough diamond sales, Harry Winston Diamond Corporation has assumed that mining operations and exploration activities will proceed in the ordinary course according to schedule and consistent with past results.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 21 of this interim report, as well as the Company’s annual report, available at www.sedar.com, for a more comprehensive discussion of these and other risks and uncertainties involved in Harry Winston Diamond Corporation’s operations.

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HARRY WINSTON DIAMOND CORPORATION

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Harry Winston Diamond Corporation may elect to, it is under no obligation and does not undertake to update this information at any particular time, except as required by law.

Summary Discussion

Prior to November 9, 2007, Harry Winston Diamond Corporation was known as Aber Diamond Corporation. The name change reflects the rebranding of the Company and its international position as a premier diamond company.

Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the "Diavik Mine"), located off Lac de Gras in Canada’s Northwest Territories. Harry Winston Diamond Corporation also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. Harry Winston Diamond Corporation’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Harry Winston Diamond Corporation has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI" – 60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%) where Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The name of Aber Diamond Mines Ltd. was changed to Harry Winston Diamond Mines Ltd. on December 3, 2007.

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HARRY WINSTON DIAMOND CORPORATION

Market Commentary

The Diamond Market

During the third quarter, demand for rough diamonds continued to increase across all ranges, leading to higher rough diamond prices.

Steady demand for polished diamonds in the US market and continued growth from Asia supported higher polished diamond prices. This was particularly evident in the better quality white goods, three carats and above. Strong demand in these ranges is expected to lead to further price increases before the end of the year.

The Retail Jewelry Market

Sales in the luxury retail jewelry and watch sector were generally robust worldwide despite the volatility in the US financial markets.

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HARRY WINSTON DIAMOND CORPORATION

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended October 31, 2007 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted)(unaudited)

									Nine	Nine
									Months	Months
									Ended	Ended
	2008	2008	2008	2007	2007	2007	2007	2006	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2007	2006
Sales	$176,478	$173,269	$141,365	$154,328	$145,232	$139,962	$119,271	$125,891	$491,112	$404,465
Cost of sales	74,591	81,827	71,132	78,559	74,636	68,458	63,845	52,782	227,550	206,939
Gross margin	101,887	91,442	70,233	75,769	70,596	71,504	55,426	73,109	263,562	197,526
Gross margin (%)	57.7%	52.8%	49.7%	49.1%	48.6%	51.1%	46.5%	58.1%	53.7%	48.8%
Selling, general and administrative expenses	35,539	35,201	34,211	38,590	33,480	27,171	27,295	36,654	104,951	87,944
Earnings from operations	66,348	56,241	36,022	37,179	37,116	44,333	28,131	36,455	158,611	109,582
Interest and financing expenses	(7,422)	(7,222)	(6,132)	(6,441)	(5,570)	(4,805)	(4,334)	(4,511)	(20,776)	(14,709)
Other income (expense)	594	545	913	(111)	1,764	1,805	1,623	1,767	2,052	5,191
Foreign exchange gain (loss)	(40,584)	(11,785)	(13,292)	9,831	(1,560)	2,619	(2,106)	(5,392)	(65,661)	(1,049)
Earnings before income taxes	18,936	37,779	17,511	40,458	31,750	43,952	23,314	28,319	74,226	99,015
Income taxes	26,197	17,747	14,118	13,169	13,005	9,692	(1,036)	10,534	58,062	21,662
Earnings (loss) before minority interest	(7,261)	20,032	3,393	27,289	18,745	34,260	24,350	17,785	16,164	77,353
Minority interest	90	(26)	140	(5)	(86)	(5)	471	2,876	204	379
Net earnings (loss)	$(7,351)	$20,058	$3,253	$27,294	$18,831	$34,265	$23,879	$14,909	$15,960	$76,974
Basic earnings (loss) per share	$(0.13)	$0.34	$0.06	$0.47	$0.32	$0.59	$0.41	$0.26	$0.27	$1.32
Diluted earnings (loss) per share	$(0.13)	$0.33	$0.05	$0.46	$0.32	$0.58	$0.40	$0.27	$0.27	$1.30
Cash dividends declared per share	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.75	$0.75
Total assets (i)	$1,433	$1,367	$1,315	$1,288	$1,246	$1,116	$1,111	$1,044	$1,433	$1,246
Total long-term liabilities (i)	$530	$486	$408	$536	$530	$460	$460	$434	$530	$530
(i) Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season.

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Three Months Ended October 31, 2007 Compared to Three Months Ended October 31, 2006

Consolidated Net Earnings

The third quarter consolidated net loss of $7.4 million or $0.13 per share compares to net earnings of $18.8 million or $0.32 per share in the prior period last year. This reduction in net earnings is substantially due to a $40.6 million foreign exchange loss related principally to an unrealized non-cash cost on future income taxes payable, as discussed under "Consolidated Income Taxes" below, as compared to a foreign exchange loss of $1.6 million in the comparable period last year. The comparable quarter of the prior year included a $6.3 million adjustment for stock compensation triggered by the acquisition of the remaining portion of the Harry Winston Inc. retail operations.

Consolidated Revenue

Revenue for the third quarter totalled $176.5 million, representing a 22% increase over the comparable quarter last year of $145.2 million. On a segment basis, rough diamond sales were $122.7 million and sales from Harry Winston’s retail salons were $53.8 million as compared to $90.8 million and $54.5 million, respectively, for the comparable quarter of the prior year. Retail segment sales for the quarter were marginally lower than the comparable quarter of last year, reflecting the effect of volatility in the US financial markets and a significant robbery at the Paris salon. Ongoing quarterly variations in revenues are inherent in Harry Winston Diamond Corporation’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Consolidated Cost of Sales and Gross Margin

The Company’s third quarter cost of sales was $74.6 million consistent with the comparable quarter of the prior year, however gross margin increased significantly to 57.7% from 48.6% as a result of strong mining segment sales. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See "Segmented Analysis" on page 11 for additional information.

Consolidated Selling, General and Administrative Expenses

The principal components of selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. SG&A expenses for the third quarter were $35.5 million as compared to $33.5 million for the comparable quarter of the prior year. The increase in SG&A expenses relates to both the mining segment and the retail segment. For the mining segment, the increase was as a result of the continued development of our global selling, marketing and administrative operations. For the retail segment the increase was as a result of our expanded salon retail base, and reflected an increase in salaries and benefits, rent and building related expenses and depreciation and amortization expense. The comparable quarter of the prior year for the retail segment included a $6.3 million stock compensation charge triggered by the acquisition of the remaining portion of the Harry Winston Inc. retail operations. See "Segmented Analysis" on page 11 for additional information.

Consolidated Income Taxes

Harry Winston Diamond Corporation recorded a tax expense of $26.2 million during the third quarter of fiscal 2008, compared to a tax expense of $13.0 million in the comparable quarter of the previous year.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter of fiscal 2008, the Canadian dollar strengthened by 13% relative to the US dollar during the quarter. As a result, the Company recorded a foreign exchange loss of $40.6 million, of which $31.4 million was unrealized and resulted from the revaluation of the Company’s Canadian dollar denominated future income tax liability. This foreign exchange loss is not deductible for Canadian income tax purposes, as the loss does not exist when calculating the income of the Company in Canadian dollars, which is the basis of income tax expense computation.

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Because of the significant non-deductible unrealized non-cash foreign exchange loss incurred during the third quarter, the Company’s effective income tax rate for the quarter is substantially inflated. The foreign exchange loss resulted in a considerably lower net income before tax in US dollars relative to the net income before tax in the currency of the country of origin in which income tax expense is calculated. Consequently, all reconciliation items, when presented as a percentage of the US dollar net income, become much higher in the current quarter. For the third quarter of fiscal 2008, the Company’s effective income tax rate is 138%. The impact of foreign exchange accounted for 69% of the overall effective tax rate for the third quarter. The Northwest Territories mining royalty in the current quarter, as a percentage of the US dollar net income, is also much higher as the royalty is computed based on income in Canadian dollars.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three Months	Three Months
	Ended	Ended
	Oct. 31,	Oct. 31,
	2007	2006
Statutory income tax rate	34%	37%
Stock compensation	2%	1%
Northwest Territories mining royalty (net of income tax relief)	33%	12%
Impact of foreign exchange	69%	(4)%
Earnings subject to tax different than statutory rate	(15)%	(4)%
Changes in valuation allowance	10%	2%
Other items	5%	(3)%
Effective income tax rate	138%	41%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $7.4 million were incurred during the third quarter compared to $5.6 million during the comparable quarter of the prior year. The increase in interest and financing expenses is mainly due to higher debt levels at Harry Winston’s retail segment to finance increased inventory levels and salon openings.

Consolidated Other Income

Other income, which includes interest income on the Company’s various bank balances, was $0.6 million during the third quarter compared to $1.8 million in the comparable quarter of the prior year. The reduction in other income is due to higher cash balances held in the comparable quarter of the prior year in advance of the Harry Winston Inc. acquisition.

In October 2007, approximately $23.2 million in Company-owned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon, and charged to other income during the quarter. The Company is fully insured against the loss, and has offset the inventory write-off by setting up a receivable of equal value in respect of the insurance proceeds. The insurance claim is subject to investigation by the insurance company and is scheduled to be concluded during the fourth quarter of fiscal 2008, at which time the claim will be settled. The insurance settlement is expected to result in the recording of a gain in the fourth quarter of approximately $13 million pre-tax in retail segment other income, representing the difference between the cost of the inventory stolen and the insurance proceeds received.

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Consolidated Foreign Exchange Loss

A foreign exchange loss of $40.6 million was recognized during the third quarter compared to a loss of $1.6 million in the comparable quarter of the prior year. The current quarter loss is comprised of a realized foreign exchange gain of $1.0 million and an unrealized, non-cash loss of $41.6 million relating principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability stemming from the strengthening of the Canadian dollar against the US dollar at quarter end. Harry Winston Diamond Corporation’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as to the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

Nine Months Ended October 31, 2007 Compared to Nine Months Ended October 31, 2006

Consolidated Net Earnings

Net earnings for the nine months ended October 31, 2007 of $16.0 million or $0.27 per share compares to $77.0 million or $1.32 per share for the nine months ended October 31, 2006. This reduction in net earnings is substantially due to a significant foreign exchange loss of $65.7 million related principally to an unrealized non-cash cost on future income taxes payable as compared to a foreign exchange loss of $1.0 million in the comparable year-to-date period last year. The comparable nine-month period of the prior year included a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of the Harry Winston Inc. retail operations. In addition, the comparable year-to-date period included a future income tax recovery of $17.0 million attributable to reductions in future income tax rates.

Consolidated Revenue

Revenue for the nine months ended October 31, 2007 was $491.1 million, representing an increase of 21% over revenue of $404.5 million for the nine months ended October 31, 2006. Rough diamond sales accounted for $310.5 million of this revenue compared to $251.5 million for the comparable period of the prior year. Retail segment sales of $180.6 million accounted for the balance, compared to $152.9 million for the comparable period of the prior year. Year-to-date sales performance for the retail segment was negatively impacted by certain third quarter events, namely the effect of volatility in the US financial markets and the impact of the Paris salon robbery.

Consolidated Cost of Sales and Gross Margin

The Company recorded cost of sales of $227.6 million during the nine months ended October 31, 2007 compared to $206.9 million during the nine months of the prior year, and gross margin increased significantly to 53.7% from 48.8% as a result of strong year-to-date mining segment sales. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities.

Consolidated Selling, General and Administrative Expenses

Harry Winston Diamond Corporation incurred SG&A expenses of $105.0 million for the nine months ended October 31, 2007, compared to $87.9 million for the nine months ended October 31, 2006. SG&A expenses for the current nine months included $17.7 million for the mining segment and $87.3 million for the retail segment as compared to $13.8 million and $74.1 million, respectively, for the comparable nine-month period of the prior year.

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The principal components of SG&A expenses are salaries (including salon personnel), advertising, professional fees, rent, and related office costs.

The increase in SG&A expenses was primarily a result of Harry Winston’s retail expansion strategy, which included the opening of additional salons, and the growing international presence of our mining sales segment. The increase of $17.1 million in SG&A expenses from the comparable period of the prior year included an increase of $4.5 million in advertising and selling expenses, $4.1 million in rent and building related expenses, and $2.9 million in amortization expense. Included in the comparable nine-month period of the prior year was a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of the Harry Winston Inc. operations, which was partially offset by the reversal of a specific provision against accounts receivable of $2.2 million.

Consolidated Income Taxes

The Company recorded a tax expense of $58.1 million during the nine months ended October 31, 2007, compared to $21.7 million for the comparable period of the prior year. The Company’s effective income tax rate for the nine months ended October 31, 2007 was 78%, which was based on a statutory income tax rate of 34% adjusted for the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, earnings subject to tax different than the statutory income tax rate, and impact of changes in future income tax rates. During the nine months ended October 31, 2007, the Company recorded a future tax recovery of $0.9 million as a result of the decrease in the Federal corporate income tax rates commencing January 1, 2011, which was substantively enacted during the period. This compares with a future tax recovery of $17.0 million recorded in the comparable period of the prior year, which resulted from the decrease in Northwest Territories and Federal corporate income tax rates and the elimination of Federal surtax.

During the nine months ended October 31, 2007, the Company recorded an unrealized non-cash foreign exchange loss of $54.7 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes. The significant unrealized foreign exchange loss is the primary reason for the increase of the overall effective income tax rate in the current period.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

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HARRY WINSTON DIAMOND CORPORATION

The Company has provided a table below summarizing the movement from the Company’s statutory to the effective income tax rate as a percentage of earnings before taxes:

	Nine Months	Nine Months
	Ended	Ended
	Oct. 31,	Oct. 31,
	2007	2006
Statutory income tax rate	34%	37%
Stock compensation	0%	1%
Northwest Territories mining royalty (net of income tax relief)	18%	9%
Impact of change in future income tax rate	(1)%	(17)%
Impact of foreign exchange	27%	(3)%
Earnings subject to tax different than statutory rate	(6)%	(4)%
Changes in valuation allowance	1%	0%
Benefits of losses recognized as reduction of goodwill	2%	0%
Other items	3%	(1)%
Effective income tax rate	78%	22%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $20.8 million were incurred during the nine months ended October 31, 2007 compared to $14.7 million for the comparable period of the preceding year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston’s retail segment to finance increased inventory levels and salon openings, an increased drawdown of Harry Winston Diamond Corporation’s expanded credit facility related to the Harry Winston Inc. retail acquisition, and higher interest rates.

Consolidated Other Income

Other income, which includes interest income on the Company’s various bank balances, was $2.1 million during the nine months ended October 31, 2007 compared to $5.2 million for the comparable period of the preceding year. The reduction in income is due to higher cash balances held in the comparable period of the prior year in advance of the Harry Winston Inc. acquisition.

Consolidated Foreign Exchange Gain (Loss)

A foreign exchange loss of $65.7 million was recognized during the nine months ended October 31, 2007 compared with a loss of $1.0 million recorded during the nine months ended October 31, 2006. The current year-to-date loss is comprised of a realized foreign exchange gain of $0.8 million and an unrealized, non-cash loss of $66.5 million relating principally to the revaluation of the company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at quarter end. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

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Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars) (unaudited)

									Nine	Nine
									Months	Months
									Ended	Ended
	2008	2008	2008	2007	2007	2007	2007	2006	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2007	2006
Sales	$122,711	$105,071	$82,752	$81,035	$90,754	$91,476	$69,308	$62,528	$310,534	$251,538
Cost of sales	45,985	46,217	40,516	39,413	45,461	43,256	38,749	22,780	132,718	127,466
Gross margin	76,726	58,854	42,236	41,622	45,293	48,220	30,559	39,748	177,816	124,072
Gross margin (%)	62.5%	56.0%	51.0%	51.4%	49.9%	52.7%	44.1%	63.6%	57.3%	49.3%
Selling, general and administrative expenses	6,748	5,861	5,087	7,397	4,665	4,373	4,787	8,221	17,696	13,824
Earnings from operations	$69,978	$52,993	$37,149	$34,225	$40,628	$43,847	$25,772	$31,527	$160,120	$110,248

Three Months Ended October 31, 2007 Compared to Three Months Ended October 31, 2006

Mining Revenue

Sales for the third quarter totalled $122.7 million compared to $90.8 million in the comparable quarter of the prior year. The Company held three primary rough diamond sales in the current quarter and two primary sales in the comparable quarter of last year. With Harry Winston Diamond Corporation’s continued expansion of its global rough diamond sales network, sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Mining Cost of Sales and Gross Margin

Cost of sales includes cash operating costs of $23.6 million, non-cash operating costs of $20.0 million and private production royalties of $2.4 million compared to $28.5 million, $15.3 million and $1.7 million, respectively, in the same period of the prior year. A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Mine. The third quarter of the prior year was negatively impacted by higher cash operating costs incurred as a result of the early closure of the 2006 winter road. Cost of sales also includes sorting costs, which consist of Harry Winston Diamond Corporation’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The third quarter gross margin was 62.5% compared to 49.9% in the comparable quarter of the prior year. The increase in the gross margin percentage is driven by higher carat production, reflecting both higher grade and enhanced diamond recovery resulting from processing improvements. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter.

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HARRY WINSTON DIAMOND CORPORATION

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment increased $2.0 million to $6.7 million from $4.7 million in the comparable quarter of the prior year primarily due to the continued development of our global selling, marketing and administrative operations.

Nine Months Ended October 31, 2007 Compared to Nine Months Ended October 31, 2006

Mining Revenue

Sales for the nine months ended October 31, 2007 totalled $310.5 million compared to $251.5 million for the nine months ended October 31, 2006. The Company held eight primary diamond sales year-to-date and seven primary sales in the comparable period of the prior year. With Harry Winston Diamond Corporation’s continued expansion of its global rough diamond sales network, sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India. Harry Winston Diamond Corporation expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Mining Cost of Sales and Gross Margin

Cost of sales includes cash operating costs of $76.1 million, non-cash operating costs of $50.8 million and private production royalties of $5.8 million compared to $84.5 million, $38.0 million and $5.0 million, respectively, for the same nine-month period of the prior year. A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Mine. Prior year cash operating costs were negatively impacted by higher expenditures resulting from the early closure of the 2006 winter road. Cost of sales also includes sorting costs, which consist of Harry Winston Diamond Corporation’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

For the nine months ended October 31, 2007, gross margin was 57.3% compared to 49.3% in the comparable period of the prior year. The increase in the gross margin percentage is driven by higher carat production, reflecting both higher grade and enhanced diamond recovery resulting from processing improvements. The mining gross margin is anticipated to fluctuate during the year, resulting from variations in the specific mix of product sold during the period.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment increased by $3.9 million to $17.7 million from $13.8 million in the comparable period of the prior year primarily due to the continued development of our global selling, marketing and administrative operations.

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HARRY WINSTON DIAMOND CORPORATION

Retail

The retail segment includes sales from Harry Winston’s 16 salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Dallas, Paris, London, Geneva, Tokyo (Ginza, Omotesando and Roppongi), Osaka, Taipei, Beijing and Hong Kong.

( in thousands of United States dollars) (unaudited)

									Nine	Nine
									Months	Months
									Ended	Ended
	2008	2008	2008	2007	2007	2007	2007	2006	Oct. 31,	Oct. 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2007	2006
Sales	$53,767	$68,198	$58,613	$73,293	$54,478	$48,486	$49,963	$63,363	$180,578	$152,927
Cost of sales	28,606	35,610	30,616	39,146	29,175	25,202	25,096	30,002	94,832	79,473
Gross margin	25,161	32,588	27,997	34,147	25,303	23,284	24,867	33,361	85,746	73,454
Gross margin (%)	46.8%	47.8%	47.8%	46.6%	46.4%	48.0%	49.8%	52.7%	47.5%	48.0%
Selling, general and administrative expenses	28,791	29,340	29,124	31,193	28,815	22,798	22,508	28,433	87,255	74,120
Earnings (loss) from operations	$(3,630)	$3,248	$(1,127)	$2,954	$(3,512)	$486	$2,359	$4,928	$(1,509)	$(666)

Three Months Ended October 31, 2007 Compared to Three Months Ended October 31, 2006

Retail Revenue

Global sales for the third quarter were $53.8 million compared to $54.5 million for the comparable quarter of the prior year. International sales increased 16% to $34.4 million in the quarter as a result of existing and new salon openings offsetting the effects of a robbery at the Paris salon in October 2007. See "Consolidated Other Income" discussion on page 7 for additional information. US sales decreased 22% from $24.9 million to $19.4 million primarily due to the effect of volatility in the US financial markets.

Retail Cost of Sales and Gross Margin

Cost of sales for the third quarter were $28.6 million compared to $29.2 million for the comparable quarter of the prior year. Gross margin for the quarter was $25.2 million and 46.8% compared to $25.3 million and 46.4% for the third quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin rate for the third quarter and the comparable quarter of the prior year would have been 52.4% and 49.9%, respectively.

Retail Selling, General and Administrative Expenses

Third quarter SG&A expenses were flat at $28.8 million compared to the same quarter of the prior year, which included a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of the Harry Winston Inc. operations. The effective increase in SG&A expenses during the quarter as compared to the same quarter of the prior year primarily reflects an increase in salaries and benefits of $2.7 million, an increase in rent and building related expenses of $2.0 million and an increase in depreciation and amortization expense of $0.8 million, as a result of our expanded salon retail base and continued commitment to global expansion. SG&A expenses include depreciation and amortization expense of $2.1 million compared to $1.4 million in the comparable quarter of the prior year.

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HARRY WINSTON DIAMOND CORPORATION

Nine Months Ended October 31, 2007 Compared to Nine Months Ended October 31, 2006

Retail Revenue

Sales for the nine months ended October 31, 2007 were $180.6 million compared to $152.9 million for the nine months ended October 31, 2006. This 18% increase in retail sales was driven by a 3% increase in US sales from $64.3 million to $65.9 million and a 29% increase in international sales from $88.7 million to $114.7 million. Same store sales and contributions from new salons during the first nine months were negatively impacted by the Paris salon robbery in the third quarter.

Retail Cost of Sales and Gross Margin

Cost of sales for the nine months ended October 31, 2007 were $94.8 million compared to $79.5 million for the nine months ended October 31, 2006. Year to date gross margin increased 17% to $85.7 million from $73.5 million in the comparable period last year. For the first nine months of fiscal 2008, gross margin percentage was 47.5% compared to 48.0% in the prior year. The sale of certain inventory that was on hand at the date of acquisition of Harry Winston Inc. was at a lower margin than normal. Adjusting for the impact of this pre-acquisition inventory, gross margin as a percentage of sales for the nine months year to date would have increased to approximately 51.7% compared to 50.1% in the prior period.

Retail Selling, General and Administrative Expenses

SG&A expenses increased to $87.3 million for the nine months ended October 31, 2007 as compared to $74.1 million in the comparable period of the prior year as a result of the continued expansion of the retail salon network consistent with the retail growth strategy. SG&A expenses reflect an increase in salaries and benefits of $6.2 million, primarily attributable to new salon personnel, an increase in advertising and selling expenses of $4.6 million, an increase in rent and building related expenses of $4.0 million, and an increase in depreciation and amortization expense of $2.3 million. Included in the comparable nine-month period of the prior year was a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of Harry Winston Inc. and a reversal of a specific provision against accounts receivable of $2.2 million. SG&A expenses include depreciation and amortization expense of $6.1 million compared to $3.8 million in the comparable period of the prior year.

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HARRY WINSTON DIAMOND CORPORATION

Operational Update

Harry Winston Diamond Corporation’s results of operations include results from its mining and retail operations.

Mining Segment

During the third calendar quarter of 2007, the Diavik Mine produced 3.12 million carats of diamonds from 0.66 million tonnes of ore representing a 10% increase in diamonds recovered in the calendar quarter over the comparable period last year. For the calendar year to date, diamonds recovered increased 23% to 9.0 million carats over the prior calendar year. The increased production for both the third quarter and the calendar year to date is a result of both higher grade and increased diamond recovery due to processing improvements.

Ore production for the third quarter was predominately from the A-154 South kimberlite pipe, with less production from A-154 North. In addition, the removal of overburden and waste rock stripping continued in the new A-418 open pit with access to the ore body expected by the second calendar quarter of 2008. During the third quarter of 2007, diesel fuel haulage to a newly constructed fuel tank farm located in Yellowknife commenced. This initiative is designed to reduce the risk of fuel delivery shortfall to the mine site during the winter road season, and to take advantage of the pricing seasonality of diesel fuel purchases. This has significantly increased the amount of fuel inventory on hand in comparison to last year’s quarter end.

A new mine plan to facilitate underground mining was approved in the fourth quarter.

Harry Winston Diamond Corporation’s 40% Share of Diavik Mine Production
(reported on a one-month lag)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Diamonds recovered (000s carats)	1,249	1,132	3,600	2,934
Grade (carats/tonne)	4.75	3.92	4.95	4.02
Operating costs, cash ($ millions)	28.2	26.4	79.7	71.1
Operating costs per carat, cash ($)	23	23	22	24

Cash operating costs for the three months ended September 30, 2007 of $28.2 million increased by $1.8 million from the comparable period last year. The increase was substantially due to the strengthening of the Canadian dollar against the US dollar. Cash operating costs for the nine months ended September 30, 2007 of $79.7 million increased by $8.6 million over last year resulting from higher labour, equipment maintenance and fuel costs, as well as the impact of the appreciating Canadian dollar against that of the US during the year.

Retail Segment

Harry Winston Inc. continued to expand its international presence by opening a salon in Hong Kong in late September bringing its worldwide network to 16 retail salons. The retail segment experienced softer sales of high-end jewelry and watches in the US with international sales showing strong increases.

The new watch factory, located in Geneva, Switzerland, was successfully completed and manufacturing operations commenced in October 2007. The facility increases the capacity to support the future growth of the watch business.

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HARRY WINSTON DIAMOND CORPORATION

Liquidity and Capital Resources

Working Capital

At October 31, 2007, Harry Winston Diamond Corporation had unrestricted cash and cash equivalents of $28.3 million and contingency cash collateral and reserves of $25.5 million as required under Harry Winston Diamond Corporation’s debt arrangements, compared to $54.2 million and $51.4 million, respectively, at January 31, 2007. Included in unrestricted cash and cash equivalents at October 31, 2007 was $7.5 million held at the Diavik Mine compared to $30.8 million at January 31, 2007. Total cash resources year to date decreased $51.8 million from $105.6 million at January 31, 2007, resulting primarily from additional Joint Venture cash calls to support the development of underground mining.

Working capital decreased to $56.4 million at October 31, 2007 from $164.0 million at January 31, 2007. The decrease in working capital primarily results from the reclassification of the amount drawn under the Harry Winston Inc. credit facility from long-term at January 31, 2007 to current at October 31, 2007. The Harry Winston Inc. $200.0 million credit facility is currently up for renewal, with a maturity date of March 31, 2008. No scheduled repayments are required before this date.

Cash Flow from Operations

During the quarter ended October 31, 2007, Harry Winston Diamond Corporation generated $61.4 million in cash from operations, compared to $62.5 million from the comparable quarter of the prior year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Harry Winston Diamond Corporation’s business, resulting from the seasonality of the mining and retail activities as well as the rough diamond sales schedule.

During the quarter, the Company increased advances and prepaid expenses by $16.0 million, increased inventory by $9.5 million, increased accounts payable and accrued liabilities by $35.6 million, decreased income taxes payable by $12.5 million and increased accounts receivable by $22.5 million. During the nine months ended October 31, 2007, the Company increased inventory by $57.1 million, increased accounts payable and accrued liabilities by $27.4 million, increased income taxes payable by $28.0 million, increased advances and prepaid expenses by $30.2 million and increased accounts receivable by $27.8 million. Substantially all of the quarterly and year-to-date increase in accounts receivable represents insurance proceeds outstanding of $23.2 million relating to the Paris salon robbery, and included in the change in inventory for the quarter and year to date is the write-off of retail inventory relating to the Paris salon robbery.

Financing Activities

During the quarter, Harry Winston Diamond Corporation repaid $7.6 million of its $100.0 million senior secured term facility that was used to finance the acquisition of the remaining portion of Harry Winston Inc. At October 31, 2007, the Company had $79.4 million outstanding on its senior secured term credit facilities and $50.0 million outstanding on its senior secured revolving credit facility. In comparison, at January 31, 2007, $95.6 million was outstanding on the term credit facilities and $62.5 million was outstanding on the secured revolving credit facility.

As at October 31, 2007, Harry Winston Inc. had $174.7 million outstanding on its $200.0 million secured credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $62.7 million from the amount outstanding at January 31, 2007.

Also included in long-term debt of the Company’s retail operations is a 30-year loan agreement for $14.4 million used to finance the construction of the new watch factory in Geneva, Switzerland. At October 31, 2007, $14.4 million had been drawn against the facility compared to $2.8 million at January 31, 2007. The bank has a secured interest in the factory building.

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HARRY WINSTON DIAMOND CORPORATION

Harry Winston Japan, K.K. maintains unsecured credit agreements with two Japanese banks amounting to $13.1 million. At October 31, 2007, $13.1 million had been drawn against these facilities, $4.4 million of which is long term, payable on June 28, 2010, with the balance of $8.7 million classified as bank advances.

At October 31, 2007, $1.9 million, $8.7 million, $4.0 million and $1.9 million was drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Aber International N.V., its Japanese subsidiary, Harry Winston Japan, K.K., its Israeli subsidiary, Aber Diamond Israel 2006 Ltd., and its Indian subsidiary, Aber India Private Limited, respectively. At January 31, 2007, $18.5 million, $5.7 million, $5.6 million and nil was drawn under the Company’s revolving financing facilities relating to Aber International N.V., Harry Winston Japan K.K., Aber Diamond Israel 2006 Ltd., and Aber India Private Limited, respectively.

During the third quarter, the Company made dividend payments of $14.6 million or $0.25 per share to its shareholders. Rio Tinto Plc, the operator of the Diavik Diamond Mine, has approved a two-year capital program to complete the development of an underground mine which secures the future of the Diavik Project beyond 2020. With this new development plan in hand, Harry Winston is well advanced in extending its existing debt facilities which, together with cash flow from operations, will fund Harry Winston’s estimated additional $218 million contribution to complete this project having already contributed $77 million over the last year. To ensure prudent fiscal management it is the intention of the Board of Directors to continue to pay dividends of $0.05 per quarter during the construction period. The Board of Directors has, therefore, declared a dividend of $0.05 per share to be paid on January 21, 2008 to shareholders of record on December 28, 2007.

Investing Activities

During the quarter, the Company purchased capital assets of $61.8 million, of which $49.9 million were purchased for the mining segment and $11.9 million for the retail segment.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Harry Winston Diamond Corporation’s current projected share of the planned capital expenditures at the Diavik Mine, which are not reflected in the table below, including sustaining capital for the calendar years 2008 to 2012, is approximately $301 million at a budgeted Canadian/US exchange rate of $1.00. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

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HARRY WINSTON DIAMOND CORPORATION

(expressed in thousands of United States dollars)
		Less than	Year	Year	After
Contractual Obligations	Total	1 Year	2–3	4–5	5 Years

Long-term debt (i) (a) (b)	$ 332,400	$ 213,225	$ 98,486	$ 2,474	$18,215
Environmental and participation
agreements incremental
commitments (c)	36,564	14,396	4,235	2,117	15,816
Operating lease obligations (d)	125,631	15,884	30,143	18,483	61,121
Capital lease obligations (e)	2,368	812	1,333	223	-
Total contractual obligations	$ 496,963	$ 244,317	$ 134,197	$ 23,297	$ 95,152
(i) Excludes deferred financing costs

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under both $100.0 million senior secured term credit facilities and the $75.0 million senior secured revolving credit facility, in minimum amounts of $5.0 million. On May 31, 2007, Harry Winston Diamond Corporation amended its existing credit facilities to extend the maturity date to December 15, 2009 from December 15, 2008. At October 31, 2007, $79.4 million in total was outstanding on both $100 million term credit facilities, and $50 million was outstanding on the revolving credit facility. Scheduled repayments on the senior secured term credit facilities commence March 15, 2008 with $12.5 million in repayments due every quarter. The maximum amount permitted to be drawn under the senior secured revolving credit facility is reduced by $12.5 million on a quarterly basis commencing March 15, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid after 2009. On October 31, 2007, $9.5 million was outstanding on the mortgage payable.

At October 31, 2007, $174.7 million had been drawn against Harry Winston Inc.’s $200.0 million secured credit facility. The facility expires on March 31, 2008 and consequently has been classified as current on the consolidated balance sheet. There are no scheduled repayments required before maturity.

Also included in long-term debt of Harry Winston Inc. is a 30-year loan agreement for $14.4 million used to finance the construction of the new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building. The mortgage bears interest at a rate of 4% with scheduled monthly principal repayments of $0.05 million commencing December 1, 2007.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. On an annualized basis, interest payments are estimated to be approximately $22.7 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Harry Winston Diamond Corporation’s share as at October 31, 2007 was $65.4 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The amounts reflected as contractual obligations in the table above represent obligations that are in addition to the $65.4 million in letters of credit posted. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

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HARRY WINSTON DIAMOND CORPORATION

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston retail salons and office space. Harry Winston’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)

Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston retail exhibit space.

Outlook

Forecasted rough diamond production from the Diavik Mine for the current calendar year is expected to be approximately 11 million carats, sourced substantially from the A-154 South kimberlite pipe.

Year-to-date production has reached 9.0 million carats compared to 7.3 million carats in the comparable period last year due to higher recovery of diamonds per tonne of ore processed. The substantial increase in diamond recovery is a combination of improvements to the processing circuit to enhance the recovery of small diamonds as well as, to a lesser extent, improved recovery of larger stones. Similar improvements in recovered grade are expected for all of the Diavik reserves and resources but to differing degrees for the various geological units of the different kimberlite pipes.

Subsequent to the end of the quarter, a new mine plan for the Diavik Mine was completed and approved by Rio Tinto’s Board of Directors. The new mine plan confirms the Diavik Mine life to beyond 2020 and brings into production underground mining on the A-154 North, A-154 South and A-418 kimberlite pipes. Underground production commencing in 2009 is expected to be primarily sourced from the A-418 kimberlite pipe that year supplemented by contributions from A-154 North and A-154 South. A-154 North has higher value diamonds than the other kimberlite pipes. Open pit mining from A-418 will be the main contributor in 2009. We expect the Diavik Mine to transition fully to underground by 2012 when we will then be able to more fully access the lower portions of the ore bodies of A-154South, A-154North and A-418. The ability to operate multiple ore bodies at once will allow the Diavik Mine to maintain constant processing plant throughput. A decision has been made to defer the development of the A-21 kimberlite pipe pending further engineering studies and economic evaluation.

The mine operator is preparing a revised resource statement to be delivered in early calendar 2008. The Company’s contribution to capital requirements to complete the underground development and supporting infrastructure contemplated by the new mine plan is estimated to be $218 million over the next two years, with funding expected to be provided from operating cash flows and an extension of existing credit facilities. The Company has contributed $77 million year to date in capital towards the underground development.

In calendar 2008, mining operations will focus on open pit mining substantially from A-154 South with contributions from the A-418 kimberlite pipe.

The federal government approved the renewal of the Diavik water licence for a period of eight years, effective from November 1, 2007. The regional Wek’eezhii Land and Water Board recommended licence renewal after an intensive two-year public review. The licence was granted subject to increased environmental monitoring, reporting and management controls. The Diavik Mine continues to operate in compliance with all environmental permits, licences, and authorizations.

The Company expects to hold two primary rough diamond sales in the fourth quarter compared with three primary sales held in the comparable period last year. With Harry Winston Diamond Corporation’s continued expansion of its global rough diamond sales network, sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India.

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HARRY WINSTON DIAMOND CORPORATION

Two new Harry Winston retail salons were opened in Chicago and Nagoya (Japan) during November 2007, increasing the worldwide network of Harry Winston retail salons to 18 locations.

Related Parties

Transactions with related parties for the three months ended October 31, 2007 include $0.4 million of rent ($1.3 million for the nine months ended October 31, 2007) relating to the New York salon, payable to a Harry Winston Inc. employee.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no changes to the Company’s critical accounting policies or estimates from those disclosed in the Company’s MD&A for its fiscal year ended January 31, 2007.

Changes in Accounting Policies

Financial Instruments, Hedges and Comprehensive Income

On February 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") on equity, financial instruments, hedges and comprehensive income that require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP.

The adoption of these new accounting standards has not had a material impact on the financial position of the Company. For a description of new standards and the impact on the Company’s financial statements, please see note 3 to the consolidated financial statements on page 29 of this report.

Recently Issued Accounting Standards

Inventories

In May 2007, the CICA issued Handbook Section 3031, "Inventories", which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This new standard will apply to the Company effective February 1, 2008. The Company is assessing the impact this standard will have on its consolidated financial statements.

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HARRY WINSTON DIAMOND CORPORATION

Financial Instruments – Disclosures

In December 2006, the CICA issued Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation", which supersede Handbook Section 3861, the previously issued standard on financial instruments. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861. This new standard will apply to the Company effective February 1, 2008. The Company is assessing the impact this standard will have on its consolidated financial statements.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, "Capital Disclosures". This new standard requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. This new standard will apply to the Company effective February 1, 2008. The Company is assessing the impact this standard will have on its consolidated financial statements.

Risks and Uncertainties

Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, dewatering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI

Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims.

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HARRY WINSTON DIAMOND CORPORATION

Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Harry Winston Diamond Corporation is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston Inc.’s retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy or the occurrence of terrorist activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Harry Winston Diamond Corporation’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Harry Winston Diamond Corporation’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Harry Winston Diamond Corporation will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits

The operation of the Diavik Mine and exploration on the Diavik property require licenses and permits from the Canadian government. Renewal of the Diavik Mine Type "A" Water License was granted by the regional Wek’eezhii Land and Water Board on November 1, 2007. While Harry Winston Diamond Corporation anticipates that DDMI, which is also the operator of the Diavik Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine and in the manufacture of jewelry. As well, as Harry Winston Diamond Corporation’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially to those under which they operate in Canada and the US.

22 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Harry Winston Diamond Corporation expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Harry Winston Diamond Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in-transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc. manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Harry Winston Diamond Corporation’s operations and the operations of Harry Winston Inc., the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened "winter road season" or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine. Currently, there is significant competition for skilled workers in remote northern operations due to the significant number of large-scale construction projects ongoing and planned in Canada’s north, including the various construction projects relating to the development of the oil sands in northern Alberta.

23 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Harry Winston Diamond Corporation’s success at marketing diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network

A key component of the Company’s retail strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

Harry Winston Diamond Corporation, through its ownership of Harry Winston Inc., is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then Harry Winston Diamond Corporation’s results of operations will be adversely affected.

Outstanding Share Information

As at October 31, 2007
Authorized	Unlimited
Issued and outstanding shares	58,372,080
Options outstanding	1,619,338
Fully diluted	59,991,418

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com

24 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	October 31,
	2007	January 31,
	(unaudited)	2007
Assets
Current assets:
Cash and cash equivalents (note 5)	$28,251	$54,174
Cash collateral and cash reserves (note 5)	25,541	51,448
Accounts receivable (note 12)	42,451	13,297
Inventory and supplies (note 6)	330,790	273,736
Advances and prepaid expenses	51,592	21,275
	478,625	413,930
Deferred mineral property costs	178,460	188,058
Capital assets	495,475	384,532
Intangible assets, net	133,051	134,320
Goodwill	96,575	98,142
Other assets	15,333	18,187
Future income tax asset	35,385	50,745
	$1, 432,904	$1,287,914
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$153,699	$118,971
Income taxes payable	39,238	5,776
Bank advances	16,494	29,776
Current portion of long-term debt	212,783	95,434
	422,214	249,957
Long-term debt	118,771	185,446
Future income tax liability	391,987	333,498
Other long-term liability	1,087	–
Future site restoration costs	17,843	17,200
Minority interest	289	85
Shareholders’ equity:
Share capital (note 8)	305,502	305,165
Contributed surplus	15,397	14,922
Retained earnings (note 4)	137,808	165,625
Accumulated other comprehensive income	22,006	16,016
	480,713	501,728
Commitments and guarantees (note 9)
	$1,432,904	$1,287,914

See accompanying notes to consolidated financial statements.

25 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Consolidated Statements of Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Sales	$176,478	$145,232	$491,112	$404,465
Cost of sales	74,591	74,636	227,550	206,939
	101,887	70,596	263,562	197,526
Selling, general and administrative expenses	35,539	33,480	104,951	87,944
Earnings from operations	66,348	37,116	158,611	109,582
Interest and financing expenses	(7,422)	(5,570)	(20,776)	(14,709)
Other income (note 12)	594	1,764	2,052	5,191
Foreign exchange loss	(40,584)	(1,560)	(65,661)	(1,049)
Earnings before income taxes	18,936	31,750	74,226	99,015
Income tax expense (recovery) – Current	(4,856)	3,948	37,675	11,526
Income tax expense – Future	31,053	9,057	20,387	10,136
Earnings (loss) before minority interest	(7,261)	18,745	16,164	77,353
Minority interest	90	(86)	204	379
Net earnings (loss)	$(7,351)	$18,831	$15,960	$76,974
Earnings (loss) per share
Basic	$(0.13)	$0.32	$0.27	$1.32
Diluted	$(0.13)	$0.32	$0.27	$1.30
Weighted average number of
shares outstanding	58,371,004	58,208,653	58,368,409	58,223,777

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Net earnings (loss)	$(7,351)	$18,831	$15,960	$76,974
Other comprehensive income
Net gain on translation of
net foreign operations	3,390	(153)	5,990	530
Total comprehensive income (loss)	$(3,961)	$18,678	$21,950	$77,504

See accompanying notes to consolidated financial statements.

26 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity

(expressed in thousands of United States dollars) (unaudited)

				Nine Months
				Ended
	Three Months	Three Months	Nine Months	October 31,
	Ended	Ended	Ended	2006
	October 31,	October 31,	October 31,	(Restated)
	2007	2006	2007	(note 4)
Common shares
Balance at beginning of period	$305,502	$302,242	$305,165	$300,652
Issued during the period	–	1,196	337	2,786
Balance at end of period	305,502	303,438	305,502	303,438
Contributed surplus
Balance at beginning of period	15,239	16,096	14,922	15,266
Stock option expense	158	171	475	1,001
Balance at end of period	15,397	16,267	15,397	16,267
Retained earnings
Balance at beginning of period	159,752	148,678	165,625	126,630
Net earnings (loss)	(7,351)	18,831	15,960	76,974
Dividends paid	(14,593)	(14,588)	(43,777)	(43,683)
Balance at end of period	137,808	152,921	137,808	152,921
Accumulated other comprehensive income
Balance at beginning of period	18,616	17,027	16,016	16,344
Other comprehensive income	3,390	(153)	5,990	530
Balance at end of period	22,006	16,874	22,006	16,874
Total shareholders’ equity	$480,713	$489,500	$480,713	$489,500

See accompanying notes to consolidated financial statements.

27 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006
Cash provided by (used in):
Operating:
Net earnings (loss)	$(7,351)	$18,831	$15,960	$76,975
Items not involving cash:
Amortization and accretion	20,704	19,441	60,361	50,729
Future income taxes	31,053	9,057	20,387	10,135
Stock-based compensation and other	158	171	1,563	1,001
Foreign exchange loss, net	41,639	1,576	66,540	2,603
Minority interest	90	(89)	204	351
Change in non-cash operating working capital	(24,925)	13,550	(59,651)	(17,591)
	61,368	62,537	105,364	124,203
Financing:
Repayment of long-term debt	(7,626)	(107)	(16,620)	(10,312)
Increase (decrease) in revolving credit	(1,790)	116,281	52,955	155,540
Dividends paid	(14,593)	(14,588)	(43,777)	(43,683)
Issue of common shares	–	1,196	337	2,786
Cash advance from minority shareholder	–	3	–	(827)
	(24,009)	102,785	(7,105)	103,504
Investing:
Cash collateral and cash reserve	(31)	25,731	25,907	(28,262)
Deferred mineral property costs	1,320	(4,307)	(6,840)	(11,331)
Capital assets	(61,847)	(40,626)	(143,352)	(89,983)
Other assets	(48)	(587)	(793)	(852)
Purchase of Harry Winston Inc.	–	(159,150)	–	(159,150)
	(60,606)	(178,939)	(125,078)	(289,578)
Foreign exchange effect on cash balances	(150)	127	896	1,425
Decrease in cash and cash equivalents	(23,397)	(13,490)	(25,923)	(60,446)
Cash and cash equivalents, beginning of period	51,648	101,160	54,174	148,116
Cash and cash equivalents, end of period	$28,251	$87,670	$28,251	$87,670
Change in non-cash operating working capital:
Accounts receivable	(22,549)	(4,534)	(27,827)	(3,211)
Advances and prepaid expenses	(16,037)	6,116	(30,172)	6,181
Inventory and supplies	(9,477)	(9,222)	(57,053)	(44,881)
Income taxes payable	(12,471)	(5,894)	28,040	(6,096)
Accounts payable and accrued liabilities	35,609	27,084	27,361	30,416
	$(24,925)	$13,550	$(59,651)	$(17,591)
Supplemental cash flow information:
Cash taxes paid	$3,805	$(566)	$6,846	$9,297
Cash interest paid	$6,282	$5,391	$17,488	$13,523
See accompanying notes to consolidated financial statements.

28 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Notes to Consolidated Financial Statements

October 31, 2007 with comparative figures
(tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:
Change in Name

Effective November 9, 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation.

NOTE 2:
Nature of Operations

Harry Winston Diamond Corporation (the "Company") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI") (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%). DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

During fiscal 2007, the Company acquired the remaining 47.17% interest in Harry Winston Inc. that it did not previously own. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

NOTE 3:
Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended January 31, 2007, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP"). Excluding adoption of the new standards for financial instruments described below, these statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2007.

29 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Changes in Accounting Policy

On February 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") on financial instruments, hedges and comprehensive income that require investment securities and hedging derivatives to be accounted for at fair value.

Financial Instruments

This new standard requires the Company to revalue certain of its financial assets and liabilities, including derivatives designated in qualifying hedging relationships and embedded derivatives in certain contracts, at fair value on the initial date of implementation and at each subsequent financial reporting date.

The adoption of this new standard has not had a material impact on the financial position of the Company. Under the new standard, the Company has elected to add transaction costs related to its non-revolving long-term debt to the carrying amount of the debt, which has resulted in the following adjustments to the consolidated balance sheet on February 1, 2007:

As at February 1, 2007
Increase/(Decrease)

Assets
Other assets	$(859)

Liabilities and Shareholders’ Equity
Long-term debt	$(859)
Cumulative translation adjustment	(16,016)
Accumulated other comprehensive income	16,016

This standard has had no material impact on the consolidated statement of earnings. Prior period earnings have not been restated.

This standard also requires the Company to classify financial assets and liabilities according to their characteristics and management’s choices and intentions related thereto for the purposes of ongoing measurement. Subsequent measurement for these assets and liabilities is based on either fair value or amortized cost using the effective interest method, depending upon their classification. In accordance with the new standard, the Company’s financial assets and liabilities are generally classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held for trading	Fair value
Cash collateral and cash reserves	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Held for trading	Fair value
Income taxes payable	Held for trading	Fair value
Bank advances	Held for trading	Fair value
Long-term debt	Other liabilities	Amortized cost

Hedges

This new standard contains new rules for reporting fair value and cash flow hedges. The Company has no significant hedges and therefore this new standard has had no impact on the Company’s consolidated financial statements.

30 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

Comprehensive Income

This new standard requires the Company to present a new consolidated statement of comprehensive income to detail income items impacting accumulated other comprehensive income, which is reported as part of shareholders’ equity. This statement has been included above in the consolidated statement of changes in shareholders’ equity.

Recently Issued Accounting Standards

Inventories

In May 2007, the CICA issued Handbook Section 3031, "Inventories", which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

Financial Instruments – Disclosures

In December 2006, the CICA issued Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation", which supersede Handbook Section 3861, the previously issued standard on financial instruments. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, "Capital Disclosures". This new standard requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

These new standards will apply to the Company effective February 1, 2008. The Company is assessing the impact these standards will have on its consolidated financial statements.

NOTE 4:
Restatement

The Company has determined that the $7.0 million received from Tiffany in fiscal 2005 to remove certain restrictions on the resale of its shares owned by Tiffany should be treated as a capital transaction rather than included in other income. The impact of this correction is to reduce fiscal 2005 other income by $7.0 million, or $0.12 per share (basic and fully diluted), and to create contributed surplus of $7.0 million. Accordingly, other income, net income and earnings per share for the year ended January 31, 2005 are restated to $2.6 million, $46.1 million, $0.80 basic earnings per share and $0.78 fully diluted earnings per share, respectively. Originally this amount was classified as an operating activity rather than a financing activity in the consolidated statement of cash flows. Accordingly, cash provided by operating activities in fiscal 2005 would decrease to $143.4 million and cash used in financing activities would decrease to $54.0 million. Retained earnings at the beginning of fiscal 2006 have been restated to reflect the above.

31 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

NOTE 5:
Cash Resources

	October 31,	January 31,
	2007	2007
Diavik Joint Venture	$7,509	$30,776
Cash and cash equivalents	20,742	23,398
Total cash and cash equivalents	28,251	54,174
Cash collateral and cash reserves	25,541	51,448
Total cash resources	$53,792	$105,622

NOTE 6:
Inventory and Supplies

	October 31,	January 31,
	2007	2007
Rough diamond inventory	$17,403	$17,648
Merchandise inventory	264,071	228,157
Supplies inventory	49,316	27,931
Total inventory and supplies	$330,790	$273,736

NOTE 7:
Diavik Joint Venture

The following represents Harry Winston Diamond Corporation’s 40% proportionate interest in the Joint Venture as at September 30, 2007 and December 31, 2006, which is reflected in the Company’s consolidated financial statements as follows:

	October 31,	January 31,
	2007	2007
Current assets	$98,563	$66,037
Long-term assets	555,387	477,753
Current liabilities	46,114	35,671
Long-term liabilities and participant’s account	607,836	508,119

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	October 31, 2007	October 31, 2006	October 31, 2007	October 31, 2006
Net expense	48,118	46,209	135,828	127,127
Cash flows resulting from operating activities	(14,044)	(28,960)	(98,027)	(80,079)
Cash flows resulting from financing activities	64,007	59,597	207,733	161,640
Cash flows resulting from investing activities	(54,409)	(35,354)	(122,222)	(74,076)

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

32 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

NOTE 8:

Share Capital

(a)

Authorized

Unlimited common shares without par value.

(b)

Issued

	Number of Shares	Amount
Balance, January 31, 2007	58,360,755	$305,165
Shares issued for:
Exercise of options	11,325	337
Balance, October 31, 2007	58,372,080	$305,502

(c)	RSU and DSU Plans
					Number of Units
	Balance, January 31, 2007				233,539

	Net awards during the period				32,821
	Payouts during the period				(52,548)
	Balance, October 31, 2007				213,812

		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
	Expense for the period:	October 31, 2007	October 31, 2006	October 31, 2007	October 31, 2006
	RSU	$629	$151	$1,089	$676
	DSU	362	404	365	367
		$991	$555	$1,454	$1,043

During the third quarter, the Company granted 15,779 Restricted Share Units ("RSUs") and 3,651 Deferred Share Units ("DSUs") under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. In the second quarter, 52,548 RSUs vested, resulting in a payout of $2.1 million.

Grants under the RSU Plan are primarily on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company settles its obligations under the RSU and DSU plans in cash in accordance with the terms of the respective plans.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

33 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

NOTE 9:
Commitments and Guarantees

(a)

Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Harry Winston Diamond Corporation’s share of this funding requirement was $0.2 million for calendar 2007. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Harry Winston Diamond Corporation’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at October 31, 2007 was $65.4 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)

Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)

Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Harry Winston Diamond Corporation’s 40% share, before any reduction of future reclamation activities, and future minimum annual rentals under noncancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2008	$83,590
2009	98,119
2010	98,053
2011	95,467
2012	95,557
Thereafter	164,578

34 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

NOTE 10:
Employee Benefit Plans

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
Expenses for the period:	October 31, 2007	October 31, 2006	October 31, 2007	October 31, 2006
Defined benefit pension plan at Harry Winston Inc.	$6	$70	$18	$130
Defined contribution plan at Harry Winston Inc.	210	90	810	270
Defined contribution plan at the Diavik Mine	218	174	619	538
	$434	$334	$1,447	$938

NOTE 11:
Related Parties

Transactions with related parties for the nine months ended October 31, 2007 include $1.3 million ($1.3 million for the nine months ended October 31, 2006) of rent relating to the New York salon, payable to a Harry Winston Inc. employee.

NOTE 12:
Insurance Claim

In October 2007, approximately $23.2 million in Company-owned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon and written off to other income during the quarter. The Company is fully insured against the loss, and has offset the inventory write-off by setting up a receivable for the insurance proceeds equal to the inventory write-off. The insurance claim is subject to investigation by the insurance company, which is expected to be completed during the fourth quarter of fiscal 2008, at which time the claim will be settled. Subsequent to the end of the quarter, the Company received partial proceeds of $18.0 million.

NOTE 13:
Comparative Figures

Certain of the prior period’s figures have been reclassified to conform to the current year presentation.

35 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

NOTE 14:
Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended October 31, 2007.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended October 31, 2007	Mining	Retail	Total
Sales
Canada	$122,711	$–	$122,711
United States	–	19,413	19,413
Europe	–	20,400	20,400
Asia	–	13,954	13,954
Cost of sales	45,985	28,606	74,591
	76,726	25,161	101,887
Selling, general and administrative expenses	6,748	28,791	35,539
Earnings (loss) from operations	69,978	(3,630)	66,348
Interest and financing expenses	(3,862)	(3,560)	(7,422)
Other income	606	(12)	594
Foreign exchange gain (loss)	(41,502)	918	(40,584)
Segmented earnings (loss) before income taxes	$25,220	$(6,284)	$18,936
Segmented assets as at October 31, 2007
Canada	$784,468	$–	$784,468
United States	–	493,494	493,494
Other countries	12,855	142,087	154,942
	$797,323	$635,581	$1,432,904
Goodwill as at October 31, 2007	$–	$96,575	$96,575
Capital expenditures	$49,900	$11,947	$61,847
Other significant non-cash items:
Income tax expense (recovery) – Future	$31,764	$(711)	$31,053
Amortization and accretion	$18,575	$2,129	$20,704

36 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

For the three months ended October 31, 2006	Mining	Retail	Total
Sales
Canada	$90,754	$–	$90,754
United States	–	24,919	24,919
Europe	–	18,724	18,724
Asia	–	10,835	10,835
Cost of sales	45,461	29,175	74,636
	45,293	25,303	70,596
Selling, general and administrative expenses	4,665	28,815	33,480
Earnings (loss) from operations	40,628	(3,512)	37,116
Interest and financing expenses	(3,484)	(2,086)	(5,570)
Other income (expenses)	1,782	(18)	1,764
Foreign exchange loss	(836)	(724)	(1,560)
Segmented earnings (loss) before income taxes	$38,090	$(6,340)	$31,750
Segmented assets as at October 31, 2006
Canada	$726,180	$–	$726,180
United States	–	417,211	417,211
Other countries	20,316	82,777	103,093
	$746,496	$499,988	$1,246,484
Goodwill as at October 31, 2006	$–	$154,915	$154,915
Capital expenditures	$35,524	$5,102	$40,626
Other significant non-cash items:
Income tax expense (recovery)	$9,628	$(571)	$9,057
Amortization and accretion	$18,077	$1,364	$19,441

Sales to one customer in the mining segment totalled $6.6 million for the three months ended October 31, 2007 ($7.9 million for the three months ended October 31, 2006).

37 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

For the nine months ended October 31, 2007	Mining	Retail	Total
Sales
Canada	$310,534	$–	$310,534
United States	–	65,917	65,917
Europe	–	63,994	63,994
Asia	–	50,667	50,667
Cost of sales	132,718	94,832	227,550
	177,816	85,746	263,562
Selling, general and administrative expenses	17,696	87,255	104,951
Earnings (loss) from operations	160,120	(1,509)	158,611
Interest and financing expenses	(11,519)	(9,257)	(20,776)
Other income	1,728	324	2,052
Foreign exchange gain (loss)	(66,798)	1,137	(65,661)
Segmented earnings (loss) before income taxes	$83,531	$(9,305)	$74,226
Segmented assets as at October 31, 2007
Canada	$784,468	$–	$784,468
United States	–	493,494	493,494
Other countries	12,855	142,087	154,942
	$797,323	$635,581	$1,432,904
Goodwill as at October 31, 2007	$–	$96,575	$96,575
Capital expenditures	$114,369	$28,983	$143,352
Other significant non-cash items:
Income tax expense (recovery) – Future	$21,959	$(1,572)	$20,387
Amortization and accretion	$54,234	$6,127	$60,361

38 Third Quarter 2008

HARRY WINSTON DIAMOND CORPORATION

For the nine months ended October 31, 2006	Mining	Retail	Total
Sales
Canada	$251,538	$–	$251,538
United States	–	64,252	64,252
Europe	–	49,959	49,959
Asia	–	38,716	38,716
Cost of sales	127,466	79,473	206,939
	124,072	73,454	197,526
Selling, general and administrative expenses	13,824	74,120	87,944
Earnings (loss) from operations	110,248	(666)	109,582
Interest and financing expenses	(8,996)	(5,713)	(14,709)
Other income	5,156	35	5,191
Foreign exchange loss	(595)	(454)	(1,049)
Segmented earnings (loss) before income taxes	$105,813	$(6,798)	$99,015
Segmented assets as at October 31, 2006
Canada	$726,180	$–	$726,180
United States	–	417,211	417,211
Other countries	20,316	82,777	103,093
	$746,496	$499,988	$1,246,484
Goodwill as at October 31, 2006	$–	$154,915	$154,915
Capital expenditures	$75,865	$14,118	$89,983
Other significant non-cash items:
Income tax expense (recovery)	$12,306	$(2,170)	$10,136
Amortization and accretion	$46,913	$3,816	$50,729

Sales to one customer in the mining segment totalled $19.3 million for the nine months ended October 31, 2007 ($22.1 million for the nine months ended October 31, 2006).

39 Third Quarter 2008